UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 41)*

MECHEL PAO

(Name of Issuer)

COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE

AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING TWO COMMON SHARES

(Title of Class of Securities)

RU000A0DKXV5

583840103

(CUSIP Number)

Alexey Lukashov

Krasnoarmeyskaya str., 1

125167 Moscow,

Russian Federation

+7 495 2218888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Igor V. Zyuzin
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 110,206,451
	8.	Shared Voting Power 6,892,808
	9.	Sole Dispositive Power 110,206,451
	10.	Shared Dispositive Power 6,892,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,099,259
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.88%*
14.	Type of Reporting Person (See Instructions) IN

*	The percentage is calculated based on 405 466 687 Common Shares issued and outstanding (excluding treasury shares) as of September 30, 2020.

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Irina V. Zyuzina
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,821,046
	8.	Shared Voting Power 78,845,646
	9.	Sole Dispositive Power 1,821,046
	10.	Shared Dispositive Power 78,845,646

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,666,692
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.89%*
14.	Type of Reporting Person (See Instructions) IN

*	The percentage is calculated based on 405 466 687 Common Shares issued and outstanding (excluding treasury shares) as of September 30, 2020.

CUSIP No.    RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MetHol OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,838,103
	8.	Shared Voting Power 1,609,273
	9.	Sole Dispositive Power 77,838,103
	10.	Shared Dispositive Power 1,609,273

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,447,376
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.59%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage is calculated based on 405 466 687 Common Shares issued and outstanding (excluding treasury shares) as of September 30, 2020.

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) JSC IC BASK
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,102,817
	8.	Shared Voting Power 85,994
	9.	Sole Dispositive Power 6,102,817
	10.	Shared Dispositive Power 85,994

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,188,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.52%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage is calculated based on 405 466 687 Common Shares issued and outstanding (excluding treasury shares) as of September 30, 2020.

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) BASK-MED OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,780
	8.	Shared Voting Power 29
	9.	Sole Dispositive Power 16,780
	10.	Shared Dispositive Power 29

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,809
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.004%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage is calculated based on 405 466 687 Common Shares issued and outstanding (excluding treasury shares) as of September 30, 2020.

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) BASK-MED Region OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,336
	8.	Shared Voting Power 40
	9.	Sole Dispositive Power 23,336
	10.	Shared Dispositive Power 40

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,376
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage is calculated based on 405 466 687 Common Shares issued and outstanding (excluding treasury shares) as of September 30, 2020.

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) JSC COALMETBANK
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 918,712
	8.	Shared Voting Power 1,565
	9.	Sole Dispositive Power 918,712
	10.	Shared Dispositive Power 1,565

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 920,277
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.23%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage is calculated based on 405 466 687 Common Shares issued and outstanding (excluding treasury shares) as of September 30, 2020.

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) SKYBLOCK LIMITED
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 690,561
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 690,561
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 690,561
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.17%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage is calculated based on 405 466 687 Common Shares issued and outstanding (excluding treasury shares) as of September 30, 2020.

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) SPETSTEKHLEASING OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000
	8.	Shared Voting Power 17
	9.	Sole Dispositive Power 10,000
	10.	Shared Dispositive Power 17

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,017
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0,002%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage is calculated based on 405 466 687 Common Shares issued and outstanding (excluding treasury shares) as of September 30, 2020.

Item 1.	Security and Issuer

This Amendment to Schedule 13D (the “Schedule 13D”) further amends the Schedule 13D originally filed by the Reporting Persons (as defined below) on July 21, 2008 (the “Original Schedule 13D”), as amended and restated on June 19, 2009, August 20, 2009, December 30, 2009, March 17, 2010, April 22, 2010, July 12, 2010, October 14, 2010, March 4, 2011, April 21, 2011, May 12, 2011, September 8, 2011, October 7, 2011, December 30, 2011, April 16, 2012, May 23, 2012, July 16, 2012, August 22, 2012, September 12, 2012, September 21, 2012, March 13, 2013, June 3, 2013, July 17, 2013, July 22, 2013, November 29, 2013, April 15, 2014, July 3, 2014, August 21, 2014, December 11, 2014, May 12, 2016, October 19, 2017, June 14, 2018, August 8, 2018, March 5, 2019, July 08, 2019, September 30, 2019, October 24, 2019, November 27, 2019, December 31, 2019, February 10, 2020 and March 18, 2020 (the “Amended Schedule 13D”), and relates to common shares, par value 10 Russian rubles per share (the “Common Shares”), of Mechel PAO, a public joint-stock company incorporated under the laws of the Russian Federation (the “Issuer”) and the Issuer’s American Depositary Shares (“ADSs”), each ADS representing two Common Shares. The principal executive offices of the Issuer are located at Krasnoarmeyskaya str. 1, Moscow, 125167, Russian Federation.

Item 2. Identity and Background

(a) - (c) and (f). This Schedule 13D is filed by Igor V. Zyuzin, a natural person and a citizen of the Russian Federation (“Mr. Zyuzin”); Irina V. Zyuzina, a natural person and a citizen of the Russian Federation (“Mrs. Zyuzina”); MetHol OOO, a limited liability company organized under the laws of the Russian Federation (“MetHol”); JSC IC BASK, a joint stock company organized under the laws of the Russian Federation (“BASK”); BASK-MED OOO, a limited liability company organized under the laws of the Russian Federation (“BASK-MED”); BASK-MED Region OOO, a limited liability company organized under the laws of the Russian Federation (“BASK-MED Region”), JSC COALMETBANK, joint-stock company organized under the laws of the Russian Federation (“Coalmetbank”), SKYBLOCK LIMITED, limited liability company organized under the laws of the Republic of Cyprus (“Skyblock”) and SPETSTEKHLEASING OOO, a limited liability company organized under the laws of the Russian Federation (“Spetstekhleasing”) (together, the “Reporting Persons”).

Mr. Zyuzin co-founded the Issuer in 2003 and was the Issuer’s chief executive officer from December 2006 until July 2010. Mr. Zyuzin is also the chairman of the board of directors of the Issuer. Mr. Zyuzin’s principal business address is at the Issuer’s principal executive office at Krasnoarmeyskaya str. 1, Moscow, 125167, Russian Federation.

Mrs. Zyuzina does not hold any official positions. Her principal address is at 19-6 Tverskoy Boulevard, Moscow, 123104, Russian Federation.

MetHol is a limited company organized under the laws of the Russian Federation which principal business is to make private investments. Mrs. Zyuzina owns 34% of the outstanding equity interests in MetHol. The principal business office address of MetHol is Krasnoarmeyskaya str.1, Moscow, 125167, Russian Federation. The names of the executive officers and directors of MetHol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Tatyana Ifutina General Director	Krasnoarmeyskaya str., 1K Moscow, 125167, Russian Federation	Russian Federation	Assistant of the Chairman of the Board of Directors of Mechel PAO, Krasnoarmeyskaya str., 1, Moscow, 125167, Russian Federation.

BASK is a joint stock company organized under the laws of the Russian Federation which principal business is to make private investments. Mr. Zyuzin owns 93.56% of the outstanding equity interests in BASK. The principal business office address of BASK is Tsinkzavodskoy per. 8A, Belovo, Kemerovskaya oblast, 652600, Russian Federation. The names of the executive officers and directors of BASK, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Rimma Chmaro General Director	Tsinkzavodskoy per., 8A, Belovo, Kemerovskaya oblast, 652600, Russian Federation.	Russian Federation	General Director of BASK, Tsinkzavodskoy per., 8A, Belovo, Kemerovskaya oblast, 652600, Russian Federation.

BASK-MED is a limited liability company organized under the laws of the Russian Federation which principal business is to make private investments. Mrs. Zyuzina owns 95% of the outstanding equity interests in BASK-MED and Mr. Zyuzin indirectly owns 4.68% of the outstanding equity interests in BASK-MED. The principal business office address of BASK-MED is Komarova str. 11, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation. The names of the executive officers and directors of BASK-MED, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Marina Makarova General Director	Komarova str. 11, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation.	Russian Federation	General Director of BASK-MED, Komarova str. 11, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation.

BASK-MED Region is a limited liability company organized under the laws of the Russian Federation which principal business is to make private investments. Mrs. Zyuzina owns 95% of the outstanding equity interests in BASK-MED Region and Mr.Zyuzin indirectly owns 4.68% of the outstanding equity interests in BASK-MED Region. The principal business office address of BASK-MED Region is Yudina str.16, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation. The names of the executive officers and directors of BASK-MED Region, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Marina Makarova General Director	Yudina str. 16, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation,	Russian Federation	General Director of BASK-MED Region, Yudina str. 16, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation,

Coalmetbank is a joint-stock company organized under the laws of the Russian Federation which principal business is to make private investments. Mr. Zyuzin directly and indirectly owns 9.53% of the outstanding equity interests in Coalmetbank and Mrs. Zyuzina indirectly owns 30.4% of the outstanding equity interests in Coalmetbank. The principal business office address of Coalmetbank is Molodogvardeytzev str., 17B, Chelyabinsk, 454138, Russian Federation. The names of the executive officers and directors of Coalmetbank, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Tatyana Bessmertnykh Chairman of the Board	Molodogvardeytzev str.17B, Chelyabinsk, 454138, Russian Federation.	Russian Federation	Chairman of the Board of Coalmetbank, Molodogvardeytzev str.17B, Chelyabinsk, 454138, Russian Federation.

Skyblock is a limited liability company organized under the laws of the Republic of Cyprus whose principal business is to make private investments. Mr. Zyuzin and Mrs. Zyuzina indirectly own respectively 28.61% and 7.05% of the outstanding equity interests in Skyblock. The principal business office address of Skyblock is 27 Michalakopoulou street, 1075 Nicosia, Cyprus. The names of the executive officers and directors of Skyblock, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Elena Rogova Director	27 Michalakopoulou street, 1075 Nicosia, Cyprus	Russian Federation	Director of Skyblock, 27 Michalakopoulou street, 1075 Nicosia, Cyprus.

Spetstekhleasing is a limited liability company organized under the laws of the Russian Federation which principal business is to make private investments. Mr. Zyuzin indirectly owns 93.56% of the outstanding equity interests in Spetstekhleasing. The principal business office address of Spetstekhleasing is Krasnoarmeyskaya str. 136, office 505, Kemerovo, Kemerovo Region - Kuzbas, 650991, Russian Federation. The names of the executive officers and directors of Spetstekhleasing, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Elvira Safiullina Director	Krasnoarmeyskaya str. 136, office 505, Kemerovo, Kemerovo Region- Kuzbas, 650991, Russian Federation	Russian Federation	Director of Spetstekhleasing, Krasnoarmeyskaya str. 136, office 505, Kemerovo, Kemerovo Region- Kuzbas, 650991, Russian Federation.

(d)

and (e). To the best knowledge of the Reporting Persons, none of the persons or entities identified in this Item 2 has, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item	3. Source and Amount of Funds or Other Consideration

Mr. Zyuzin co-founded the Issuer in 2003 and has maintained a significant stake in the Issuer since then.

Item	4. Purpose of Transaction

The Reporting Persons beneficially own 48.77% of the Common Shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies”, dated December 26, 1995, as amended, resolutions at a shareholders’ meeting of the Issuer are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares of the Issuer are present or represented. Accordingly, the Reporting Persons have the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors.

The 10b5-1 Purchase Instruction set out in the Original Schedule 13D was terminated and no purchases thereunder were made.

No Reporting Person has any present plan or proposal to acquire or dispose of any Common Shares, ADSs or GDSs, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, ADSs, or GDSs or dispose of any or all of its Common Shares, ADSs or GDSs, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.

As the chairman of the board of directors and controlling shareholder of the Issuer, at any given time, Mr. Zyuzin may be involved in discussions, plans or proposals which relate to or, if effected, may result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

None of the Reporting Persons has any plans or proposals, which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item	5. Interest in Securities of the Issuer

(a) – (b). All percentages of Common Shares disclosed in this Schedule 13D are calculated based on an aggregate total of 405,466,687 Common Shares (excluding treasury shares), including Common Shares underlying ADSs and GDSs, issued and outstanding as of September 30, 2020.

As of today, the Reporting Persons beneficially own 48.77% of the Common Shares.

Mr. Zyuzin is the record owner of 110,206,451 Common Shares, which represent 27.18% of Common Shares, Mrs. Zyuzina is the record owner of 1,821,046 Common Shares, which represent 0.45% of Common Shares, MetHol is the record owner of 77,838,103 Common Shares, which represent 19.20% of Common Shares, BASK is the record owner of 6,102,817 Common Shares, which represent 1.51% of Common Shares, BASK-MED is the record owner of 16,780 Common Shares, which represent 0.004% of Common Shares, BASK-MED Region is the record owner of 23,336 Common Shares, which represent 0.01% of Common Shares, Coalmetbank is the record owner of 918,712 Common Shares, which represent 0.23% of Common Shares, Skyblock is the record owner of 690,561 Common Shares, which represent 0.17% of Common Shares and Spetstekhleasing is the record owner of 10,000 Common Shares, which represent 0.002% of Common Shares.

Mr. Zyuzin owns 93.56% of the outstanding equity interests in JSC IC BASK and may therefore be deemed to share beneficial ownership of Common Shares held of record by JSC IC BASK.

Mr. Zyuzin indirectly owns 4.68% of the outstanding equity interests in BASK-MED and may therefore be deemed to share beneficial ownership of 785 Common Shares held of record by BASK-MED.

Mr. Zyuzin indirectly owns 4.68% of the outstanding equity interests in BASK-MED Region and may therefore be deemed to share beneficial ownership of 1,092 Common Shares held of record by BASK-MED Region.

Mr. Zyuzin directly and indirectly owns 9.53% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of 87,553 Common Shares held of record by Coalmetbank.

Mr. Zyuzin indirectly owns 28.61% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of Common Shares held of record by Skyblock.

Mr. Zyuzin indirectly owns 93.56% of the outstanding equity interests in Spetstekhleasing and may therefore be deemed to share beneficial ownership of Common Shares held of record by Spetstekhleasing.

Mrs. Zyuzina owns 34% of the outstanding equity interests in MetHol and may therefore be deemed to share beneficial ownership of Common Shares held of record by MetHol.

Mrs. Zyuzina owns 95% of the outstanding equity interests in BASK-MED and may therefore be deemed to share beneficial ownership of Common Shares held of record by BASK-MED.

Mrs. Zyuzina owns 95% of the outstanding equity interests in BASK-MED Region and may therefore be deemed to share beneficial ownership of Common Shares held of record by BASK-MED Region.

Mrs. Zyuzina indirectly owns 30.40% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of Common Shares held of record by Coalmetbank.

Mrs. Zyuzina indirectly owns 7.05% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 48,715 Common Shares held of record by Skyblock.

MetHol owns 89.43% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of Common Shares held of record by Coalmetbank.

MetHol indirectly owns 19.40% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of Common Shares held of record by Skyblock.

BASK owns 5% of the outstanding equity interests in BASK-MED and may therefore be deemed to share beneficial ownership of 839 Common Shares held of record by BASK-MED.

BASK owns 5% of the outstanding equity interests in BASK-MED Region and may therefore be deemed to share beneficial ownership of 1,167 Common Shares held of record by BASK-MED Region.

BASK owns 6.91% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of 63,483 Common Shares held of record by Coalmetbank.

BASK indirectly owns 1.52% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 10,505 Common Shares held of record by Skyblock.

BASK owns 100% of the outstanding equity interests in Spetstekhleasing and may therefore be deemed to share beneficial ownership of Common Shares held of record by Spetstekhleasing.

BASK-MED indirectly owns 0.004% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 29 Common Shares held of record by Skyblock.

BASK-MED Region indirectly owns 0.01% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 40 Common Shares held of record by Skyblock.

Coalmetbank indirectly owns 0.23% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 1,565 Common Shares held of record by Skyblock.

Spetstekhleasing indirectly owns 0.002% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 17 Common Shares held of record by Skyblock.

Consequently, the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d) of the Act and Rule 13d-5(b)(1) promulgated thereunder with respect to their holdings of Common Shares.

On June 30, 2020, the Annual General Shareholders Meeting of the Company was held, at which a decision was made on the agenda item captioned: “On the subsequent approval (consent to) major transactions, which are at the same time interested party transactions”. In accordance with the Russian Federal Law “On Joint Stock Companies”, shareholders who voted against the adoption of a decision on such agenda item, or who did not participate in the Annual General Shareholders Meeting, have the right to require the Company to repurchase all or a portion of their voting shares in the Company.

As a result, on June 4, 2020 the procedure for, and the price of, any repurchases of shares was published and a deadline of August 14, 2020 was established.

Mrs. Zyuzina exercised her right to require the Company to repurchase all or a portion of her voting shares, which was satisfied in September 2020 in respect of 449,896 Common Shares.

BASK exercised its right to require the Company to repurchase all or a portion of its voting shares, which was satisfied in September 2020 in respect of 1,795,393 Common Shares.

BASK MED exercised its right to require the Company to repurchase all or a portion of its voting shares, which was satisfied in September 2020 in respect of 7,980 Common Shares.

BASK-MED Region exercised its right to require the Company to repurchase all or a portion of its voting shares, which was satisfied in September 2020 in respect of 11,099 Common Shares.

Coalmetbank exercised its right to require the Company to repurchase all or a portion of its voting shares, which was satisfied in September 2020 in respect of 200,274 Common Shares.

Skyblock exercised its right to require the Company to repurchase all or a portion of its voting shares, which was satisfied in September 2020 in respect of 328,435 Common Shares.

In September 2020, Mrs. Zyuzina acquired 291,780 Common Shares on the Moscow Exchange.

In September 2020, Coalmetbank acquired 504,900 Common Shares on the Moscow Exchange.

In September 2020, Mrs. Zyuzina acquired 583 330 Common Shares from Roderika Limited at the market price.

In September 2020, BASK acquired 2,327,885 Common Shares from Roderika Limited at the market price.

In September 2020, Spetstekhleasing acquired 10 000 Common Shares from third party at the market price.

As a result of the relationships and shareholdings described above, the Reporting Persons may be deemed to beneficially own Common Shares as of today as follows:

Reporting Person	Number of Common Shares Beneficially Owned	Percentage of Common Shares
Mr. Zyuzin	117,099,259	28.88%
BASK……………..	6,188,811	1.52%
BASK-MED	16,809	0.004%
BASK-MED Region	23,376	0.01%
Coalmetbank	920,277	0.23%
Spetstekhleasing	10,017	0.002%
Skyblock	690,561	0.17%
Mrs. Zyuzina	80,666,692	19.89%
MetHol	79,447,376	19.59%

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the arrangements and relationships described in Item 5 above.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: October 27, 2020

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

IRINA V. ZYUZINA

/s/ Irina V. Zyuzina

METHOL OOO

By:	/s/ Tatyana Ifutina
Name:	Tatyana Ifutina
Title:	General Director

JSC IC BASK

By:	/s/ Rimma Chmaro
Name:	Rimma Chmaro
Title:	General Director

OOO BASK-MED

By:	/s/ Marina Makarova
Name:	Marina Makarova
Title:	General Director

OOO BASK-MED Region

By:	/s/ Marina Makarova
Name:	Marina Makarova
Title:	General Director

JSC COALMETBANK

By:	/s/ Tatyana Bessmertnykh
Name:	Tatyana Bessmertnykh
Title:	Chairman of the Board

SKYBLOCK LIMITED

By:	/s/ Elena Rogova
Name:	Elena Rogova
Title:	Director

SPETSTEKHLEASING OOO

By:	/s/ Elvira Safiullina
Name:	Elvira Safiullina
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Shares and ADSs of Mechel PAO, and further agree that this Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this agreement on October 27, 2020.

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

IRINA V. ZYUZINA

/s/ Irina V. Zyuzina

METHOL OOO

By:	/s/ Tatyana Ifutina
Name:	Tatyana Ifutina
Title:	General Director

JSC IC BASK

By:	/s/ Rimma Chmaro
Name:	Rimma Chmaro
Title:	General Director

OOO BASK-MED

By:	/s/ Marina Makarova
Name:	Marina Makarova
Title:	General Director

OOO BASK-MED Region

By:	/s/ Marina Makarova
Name:	Marina Makarova
Title:	General Director

JSC COALMETBANK

By:	/s/ Tatyana Bessmertnykh
Name:	Tatyana Bessmertnykh
Title:	Chairman of the Board

SKYBLOCK LIMITED

By:	/s/ Elena Rogova
Name:	Elena Rogova
Title:	Director

SPETSTEKHLEASING OOO

By:	/s/ Elvira Safiullina
Name:	Elvira Safiullina
Title:	Director